Exhibit 4.1

SENIOR UNSECURED PROMISSORY NOTE

USD $515,000

August 1, 2024

Jersey City, New Jersey

For value received, Nukkleus Inc., a Delaware corporation (the “Company”), promises to pay to East Asia Technology Investments Ltd. (the “Noteholder”) the principal sum of FIVE HUNDRED FIFTEEN THOUSAND FIVE HUNDRED DOLLARS (USD $515,000) together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below.

This Senior Unsecured Promissory Note (this “Note”) carries an original issue discount of USD $102,925 (the “OID”). The Purchase Price of this Note shall be USD $412,075 computed by deducting the OID from the initial principal balance. The net amount to be received by the Company shall be USD $412,075.

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be applied first to accrued interest, and thereafter to principal.

The outstanding principal amount of this Note shall be due and payable Six (6) months from the date of issuance (the “Maturity Date”).

2. Interest Rate. The outstanding principal balance of this Note will accrue simple interest at the rate of Twelve Percent (12.0%) per annum (computed on the basis of a 365-day year), commencing on the date hereof. Accrued interest will be payable and due on the Maturity Date, unless this Note is accelerated in accordance with its terms. For so long as any Event of Default (as defined below) exists under this Note, interest shall accrue on the outstanding principal balance hereof at the rate of Twenty-Four (24.0%) per annum unless such rate exceeds the maximum rate of interest which may be charged, contracted for, taken, received or reserved by Noteholder in accordance with terms of the law of the State of New Jersey.

3. Maturity. Unless this Note has been previously satisfied, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

4. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys’ fees and court costs incurred by Noteholder in enforcing and collecting this Note.

5. Prepayment. The Company may prepay this Note prior to the Maturity Date.

6. Additional Equity Consideration.

(a) As an additional inducement to provide the loan as outlined under this Note, the Company has agreed that it issue Noteholder a Common Stock Purchase Warrant, in the form attached hereto as Exhibit A.

(b) The Noteholder, provided that the Company’s Board of Directors has provided written consent, shall have the right to convert (the “Conversion”) the principal and interest payable under this Note into shares of common stock of the Company at a per share conversion price of $0.3125.

7. Default. If there shall be any Event of Default hereunder, at the option and upon the declaration of the Noteholder and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 7(c) or 7(d)), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an Event of Default:

(a) The Company fails to pay timely any of the principal amount due under this Note of the date the same becomes due and payable or any accrued interest or other amounts due under this Note on the date the same becomes due and payable;

(b) The Company shall breach or default under any representation, warranty, covenant or condition contained in this Note or any other document or agreement contemplated or executed in connection with this Note;

(c) The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(d) An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect), or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

8. Notice. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, or (b) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be addressed as follows:

To Noteholder: To the address set forth on the signature page below

To the Company: Nukkleus Inc., 525 Washington Blvd., Jersey City, NJ 07310

or to such other address as the Company or the Noteholder, as applicable, may designate by ten (10) days advance notice to the other party hereto.

9. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

10. Governing Law. This Note shall be governed by and construed under the laws of the State of New York, and for all purposes will be construed in accordance with the laws of New York, without regard to principles of conflicts of law.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and the Noteholder.

12. Assignment. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company’s obligation to pay such interest and principal.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties has executed, or has caused a duly authorized representative to execute, this Note as of the date and year first above written.

THE COMPANY: Nukkleus Inc.

Signature: By:	/s/ Jamie Khurshid

Name: Jamie Khurshid

Title: CEO

THE NOTEHOLDER: East Asia Technology Investments Limited

Signature: By:	/s/ Ben White

Name: Ben White

Title: Director

ADDRESS: c/o Gateley Plc, Ship Canal House,

98 King Street, Manchester, M2 4WU, United Kingdom

[SIGNATURE PAGE TO PROMISSORY NOTE]

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